Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of S&P Global Inc. (the “Company”) for the registration of up to $600,000,000 of its 4.250% Senior Notes due 2031 and $400,000,000 of its 4.800% Senior Notes due 2035 and to the incorporation by reference therein of our reports dated February 10, 2026, with respect to the consolidated financial statements and schedule of S&P Global Inc., and the effectiveness of internal control over financial reporting of S&P Global Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
July 9, 2026